02044171

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

6/1/02

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule l3a-16 of
the Securities Exchange Act of 1934

For the month of June, 2002
Commission File Number 1-8819

BT Group public limited company

BT Centre
81 Newgate Street
London
EC1A 7AJ
England

PROCESSED
JUL 22 2002
THOMSON
FINANCIAL

(Name of registrant and address of principal executive offices)

Enclosures: one company announcement made on May 31, 2002.

- BT Annual Report - filing with FSA

Documents published by the company on May 31, 2002

- Annual Report and Form 20-F 2002
- Annual Review and summary financial statement 2002
- Notice of Annual General Meeting 2002
- Form of Proxy (5 versions)

This report on Form 6-K is incorporated by reference into Registration Statement No. 333-14214

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 19 2002
WASH, D.C. 155

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group
public limited company

Date: June 5, 2002 By:

PATRICIA DAY
Authorized Representative

May 31, 2002

BT ANNUAL REPORT

BT today lodged with the Financial Services Authority its Annual Report and Form 20-F, and its Annual Review and summary financial statement, both for the year ended 31 March 2002, and its Notice of Annual General Meeting 2002.

These documents will be mailed to shareholders next week and will be available on the Company's website at www.btplc.com/investorcentre from Wednesday 5 June.